FRANK J. HARITON • ATTORNEY AT LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

March 19, 2014

Mr. H. Roger Schwall Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

NightFood Holdings, Inc.

Amendment Number 3 to Registration Statement on Form S-1

Filed today

File Number 333-193347

Dear Mr. Schwall:

Today we are filing amendment number 3 to the above captioned registration statement.  This amendment principally involves an updating of the material previously filed and changes to the registration statement in response to the staff’s comment letter dated March 18, 2014.  The numbered paragraph below corresponds to the numbered paragraph in the staff’s comment letter and set forth our response thereto:

1.

The correct reference in the auditors' signature line should have been to Note 8, not Note 1. Note 8 adequately discloses the merger and retroactive application of equity. This amendment corrects the error

Please feel free to contact me with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton